October 17, 2022

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attention: Claire Erlanger

Re:	POET TECHNOLOGIES INC.
Form 20-F for the Year Ended December 31, 2021
Form 6-K furnished August 9, 2022
File No. 001-41319

Ms. Erlanger:

On behalf of our client, POET Technologies Inc. (the “Company”), set forth below are responses to the Staff’s (the “Staff”) letter of comment issued on October 7, 2022 (the “Letter”) relating to the above-referenced Form 20-F for the fiscal year ended December 31, 2021 (the “Form 20-F”) and Form 6-K furnished August 9, 2022 (the “Form 6-K). For convenience of reference, the comments from the Letter are repeated below in bold, followed by the Company’s responses.

Form 6-K furnished August 9, 2022

Exhibit 99.1, page 2

1.	We note your press release includes a section titled- Proforma – Non-IFRS Presentation of Operations. Please explain to us and revise your disclosure in future filings to explain the nature of the amounts that are not presented in accordance with IFRS. Your disclosure should also include a reconciliation of those amounts to the most comparable IFRS amount. See Rule 100(a) of Regulation G.

Response: We acknowledge the Staff’s comment. However, we would respectfully like to explain the reasons that the Company believes the above referenced disclosure included in Exhibit 99.1 to the Company’s Form 6-K satisfied the conditions set forth in Rule 100(c) of Regulation G (“Rule 100(c)”) and therefore that Rule 100(a) of Regulation G did not apply or require additional financial disclosures be made.

KATTEN MUCHIN ROSENMAN LLP

CENTURY CITY CHARLOTTE CHICAGO DALLAS LOS ANGELES
NEW YORK ORANGE COUNTY SHANGHAI WASHINGTON, DC

A limited liability partnership including professional corporations

LONDON: KATTEN MUCHIN ROSENMAN UK LLP

October 17, 2022 Page 2

Rule 100(c) provides that the requirements of Rule 100(a) of Regulation G “shall not apply to a disclosure of a non-GAAP financial measure that is made by or on behalf of a registrant that is a foreign private issuer if the following conditions are satisfied:

(1) The securities of the registrant are listed or quoted on a securities exchange or inter-dealer quotation system outside the United States;

(2) The non-GAAP financial measure is not derived from or based on a measure calculated and presented in accordance with generally accepted accounting principles in the United States; and

(3) The disclosure is made by or on behalf of the registrant outside the United States, or is included in a written communication that is released by or on behalf of the registrant outside the United States.”

Moreover, Note 2 to Rule 100 of Regulation G provides that the exception in Rule 100(c) “shall apply notwithstanding the existence of one or more of the following circumstances:

(i) A written communication is released in the United States as well as outside the United States, so long as the communication is released in the United States contemporaneously with or after the release outside the United States and is not otherwise targeted at persons located in the United States;

(ii) Foreign journalists, U.S. journalists or other third parties have access to the information;

(iii) The information appears on one or more web sites maintained by the registrant, so long as the web sites, taken together, are not available exclusively to, or targeted at, persons located in the United States; or

(iv) Following the disclosure or release of the information outside the United States, the information is included in a submission by the registrant to the Commission made under cover of a Form 6-K.”

The Company believes its disclosure of non-IFRS financial information and its inclusion in Exhibit 99.1 to the Company’s Form 6-K falls within the Rule 100(c) exception. First, the Company is a foreign private issuer whose common shares are listed on the TSX Venture Exchange, a securities exchange located outside the United States, in addition to being listed on the Nasdaq Capital Market of the Nasdaq Stock Market LLC. Second, the non-IFRS financial measures in Exhibit 99.1 identified by the Staff are derived from the Company’s statutory financial statements, which are prepared in accordance with IFRS, and therefore are not derived from or based on measures calculated and presented in accordance with generally accepted accounting principles in the United States. Third, the disclosure identified by the Staff was included in a written communication that was released by the Company outside the United States, specifically via a press release that was released to the general public in Canada and was not specifically targeted at persons located in the United States. As provided in the Note to Rule 100(c), the exception is not impacted by the fact that the press release was (i) contemporaneously distributed in the United States using the Company’s regular public relations distribution service, (ii) available to foreign journalists, U.S. journalists and other third parties, (iii) appeared and continues to appear on the Company’s website, which is available to persons globally and is not targeted at persons located in the United States and (iv) following distribution outside the United States, was included in the above referenced Form 6-K submission. The Company therefore believes that the disclosure included in the above referenced Form 6-K qualifies for the exemption provided by Rule 100(c) to the disclosure requirements of Rule 100(a) of Regulation G.

October 17, 2022 Page 3

Nonetheless, the Company acknowledges the Staff’s concerns regarding the disclosure of any non-IFRS financial measures without a reconciliation to the closest measure under the applicable accounting standard. The Company has advised us that, to avoid any potential investor confusion regarding such non-IFRS measures, the Company will in future press releases and filings reconcile non-IFRS measures to the closest financial measures under IFRS.

Form 20-F for the Year Ended December 31, 2021

Notes to the Consolidated Financial Statements

Note 5. Joint Venture, page 15

2.	We note your disclosure that during 2021 you contributed intellectual property to SPX that was independently valued at $22,500,000 and recognized a gain of $2,587,500 equivalent to the Sanan IC’s interest in SPX, with the remaining $19,912,500 unrecognized gain to be periodically realized as your ownership interest in SPX is reduced. Please explain to us the nature of the intellectual property contributed to the JV and the assumptions used in determining the fair value of the assets. Also, please tell us why this IP does not appear to have been recorded on your balance sheet prior to the contribution.

Response: During 2021, the Company fulfilled an existing contractual obligation related to the Company’s investment in the joint venture company, Super Photonics Integrated Circuit Xiamen Co., Ltd (the “SPX JV”) by licensing certain intellectual property that was developed, and is owned, by the Company’s wholly owned subsidiary, POET Technologies, Pte. Ltd., to the SPX JV. The intellectual property consists of know-how related to the assembly and testing of “Optical Engines,” including equipment specifications, operating parameters and process specifications that are specific to the Company’s “Optical Interposer” technology (such intellectual property, the “Contributed Optical Engines IP”). In addition, the Company provided the SPX JV an exclusive right of sale to certain specific “Optical Engines” within the field of transceivers and in specific territories.

October 17, 2022 Page 4

In order to determine the fair value of the Contributed Optical Engines IP provided to the SPX JV, the Company retained the services of DP International Appraisal Limited (“DP International”), an independent professional valuation firm formed in China in 1988. DP International is the local affiliate of international valuation and financial consultant Kroll, LLC. DP International’s valuation methodology reported to consider the market size for products related or derived from the Contributed Optical Engines IP, the scope and terms of the Company’s joint venture agreement with Xiamen Sanan Integrated Circuit Co. Ltd. with respect to the SPX JV, anticipated revenue growth over specified periods of time, and other customary metrics, and, considering such data in its entirety, applied a discount rate which utilized firms of comparable size and maturity to the Company in order to make a determination that the Contributed Optical Engines IP was appropriately valued at $22,500,000, as reported in the Company’s 20-F for the Year Ended December 31, 2021.

The Company’s research and development policy, as disclosed in Note 2 of the Company’s audited consolidated financial statements included in the Company’s 20-F for the Year Ended December 31, 2021, does not permit the capitalization of development costs. In accordance with International Accounting Standard 38 “Intangible Assets,” research costs are expensed in the year incurred. Development costs are also expensed in the year incurred, unless the Company believes a development project meets IFRS criteria for capitalization. Such capitalization occurs only after technical and commercial feasibility of the asset has been established.

The Company has not at this time patented its know-how related to the Contributed Optical Engines IP and prior to the establishment of the SPX JV, the costs incurred in developing the assembly and test know-how of the Company’s Optical Engines were expensed as research and development costs on the Company’s consolidated statements of operations and deficit, and therefore were not recorded on the Company’s balance sheet prior to the contribution.

We believe that the responses above fully address the comments contained in the Letter. If you have any questions regarding the Form 6-K, Form 20-F, or the above responses, please contact the undersigned at (312) 902-5493 or mark.wood@katten.com or Timothy J. Kirby at (212) 940-6494 or tim.kirby@katten.com. Thank you for your prompt attention to this matter.

Very truly yours,

/s/ Mark D. Wood
Mark D. Wood

cc:	Thomas R. Mika, Chief Financial Officer
Kevin Barnes, Corporate Controller and Treasurer
Timothy J. Kirby, Katten Muchin Rosenman LLP
Kevin Woody, Securities and Exchange Commission